Exhibit 99.4
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto outlines expansion plans as world mineral demand expected to double by 2022
29 May 2008
Rio Tinto will today tell investors that it is exceptionally well-placed to take advantage of an expected doubling of world demand for its metals and minerals by 2022. The Group will give details of expansion plans for existing operations and highlight its strong project pipeline.
Chief executive Tom Albanese and his senior management team will provide detail on resource upgrades, as well as new information on the Group’s project pipeline at a ‘value and growth’ seminar in London. The seminar will be webcast — see details below.
Chief financial officer Guy Elliott will set out the internal valuation methods that Rio Tinto employs for its future growth options.
Rio Tinto has also announced significant new resources, across different ore bodies, which will underpin the Group’s superior trajectory for long term growth:
•	Simandou project in Guinea announced new resources of 2.25 billion tonnes of iron ore

•	La Granja project in Peru announced 2.8 billion tonnes of inferred copper resources at 0.51 per cent copper and 0.1 per cent zinc

•	Resolution project in Arizona, USA, announced 1.3 billion tonnes of inferred resources containing 1.51 per cent copper and 0.04 per cent molybdenum

•	Sulawesi Nickel project yesterday announced 162 million tonnes lateritic nickel inferred resource with potential for further mineralisation through further exploration.

•	In addition, Kennecott Utah Copper last week announced an upgrade of resources to 637 million tonnes at 0.48 per cent copper at its Bingham Canyon mine
In his presentation, Tom Albanese will say that Rio Tinto’s compound annual production growth is expected to be 8.6 per cent through to 2015 and that world class growth options in place beyond this time are very valuable, especially in strong markets:
“Demand growth remains strong and, combined with supply side constraints, this means there has never been a time at which our options for expansion have been so valuable. With world demand for our products set to double by 2022, we have the reserves and resources in place to keep pace with the market.
“Rio Tinto has a clear roadmap to deliver industry leading growth over the next few years, but this is just the beginning. Rio Tinto will continue to unlock value from tier one assets that are unrivalled in the sector.”
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The seminar will outline the role of Rio Tinto’s Exploration team in discovering and developing tier one prospects that offer options for continued growth. Eric Finlayson, head of Exploration, will present on Rio Tinto’s disciplined focus on large, long life deposits which are profitable in all phases of the price cycle.
He will provide details of a pipeline of greenfield opportunities including nickel in Minnesota, coking coal in Mongolia and western Canada, diamonds in India, potash in Saskatchewan and lithium in Serbia. He will also talk about brownfield coking coal and uranium opportunities.
The seminar will be webcast live at 08.30 BST/17.30 Australian EST on the Rio Tinto website, www.riotinto.com, on Thursday, 29 May and available online afterwards. A copy of the presentation as well as a transcript of the presentation will also be available on the Rio Tinto website.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Forward-Looking Statements
This announcement includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding Rio Tinto’s financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Rio Tinto’s products, production forecasts and reserve and resource positions), are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Rio Tinto, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.
Such forward-looking statements are based on numerous assumptions regarding Rio Tinto’s present and future business strategies and the environment in which Rio Tinto will operate in the future. Among the important factors that could cause Rio Tinto’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of demand and market prices, the ability to produce and transport products profitably, the impact of foreign currency exchange rates on market prices and operating costs, operational problems, political uncertainty and economic conditions in relevant areas of the world, the actions of competitors, activities by governmental authorities such as changes in taxation or regulation and such other risk factors identified in Rio Tinto’s most recent Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) or Form 6-Ks furnished to the SEC. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Rio Tinto expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on
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Takeovers and Mergers (the “Takeover Code”), the UK Listing Rules, the Disclosure and Transparency Rules of the Financial Services Authority and the Listing Rules of the Australian Securities Exchange) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Rio Tinto’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Nothing in this announcement should be interpreted to mean that future earnings per share of Rio Tinto plc or Rio Tinto Limited will necessarily match or exceed its historical published earnings per share.
Subject to the requirements of the Takeover Code, none of Rio Tinto, any of its officers or any person named in this announcement with their consent or any person involved in the preparation of this announcement makes any representation or warranty (either express or implied) or gives any assurance that the implied values, anticipated results, performance or achievements expressed or implied in forward-looking statements contained in this announcement will be achieved.

Media Relations, London	Media Relations, Australia
Christina Mills	Amanda Buckley
Office: +44 (0) 20 7781 1154	Office: +61 (0) 3 9283 3627
Mobile: +44 (0) 7825 275 605	Mobile: +61 (0) 419 801 349

Nick Cobban	Ian Head
Office: +44 (0) 20 7781 1138	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Media Relations, US
Nancy Ives
Mobile: +1 619 540 3751

Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7781 2049	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Simon Ellinor
Office: +44 (0) 20 7781 2051	Office:+ 61 (0) 7 3867 1068
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 439 102 811

Investor Relations, North America
Jason Combes
Office: +1 (0) 801 685 4535
Mobile: +1 (0) 801 558 2645
Email: questions@riotinto.com
Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk